VIA EDGAR AND COURIER

Isaac Esquivel

Staff Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

Washington D.C. 20549

Re:                             Information Services Group, Inc.

Form 10-K for the Year Ended December 31, 2016

Filed March 15, 20147

Form 10-Q for the Quarterly Period Ended June 30, 2017

Filed August 7, 2017

Form 8-K filed August 7, 2017

File No. 1-33287

November 8, 2017

Dear Mr. Esquivel:

By this letter, Information Services Group, Inc. (the “Company”) responds to the Staff’s letter of October 11, 2017.  To aid in your review, we have repeated each Staff comment followed by the Company’s corresponding response.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 32

Comment No. 1

We note that the increase in operating expenses was due in part to SG&A expenses and direct expenses. In future periodic filings, please provide quantitative detail of the material components of these expenses in your discussion of results of operations as explanations for variances at this lower level, or tell us why you believe such disclosure is not necessary.

Response

The Company acknowledges the Staff’s comments and will include further quantitative detail of the material components of changes in operating expenses, as well as detail of the drivers in our discussion of results of operations within our Management Discussion and Analysis in the Form 10-K disclosures.

Information Services Group, Inc.	t: 203 517 3100
Two Stamford Plaza	f: 203 517 3199
281 Tresser Boulevard, Stamford, CT 06901	www.isg-one.com

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 47

Comment No. 2

We note your discussion of exposure to foreign currency exchange rate risk and your expectation that international revenues will continue to grow. In future periodic filings, please revise to expand your discussion to provide one of the disclosure alternatives as prescribed in Item 305(a) of Regulation S-K or tell us why such disclosure is not material to investors.

Response

The Company acknowledges the Staff’s comments and, to the extent material, we will revise to expand our discussion of exposure to foreign currency exchange rate risk and our expectation that international revenues will continue to grow in our Item 7A. Quantitative and Qualitative Disclosures About Market Risk section to provide one of the disclosure alternatives as prescribed in Item 305(a) of Regulation S-K in the Form 10-K disclosures.  The Company notes that through the first nine months of 2017, there has not been material exposure to foreign currency exchange rate risk.

Form 10-Q for interim period ended June 30, 2017 Note 8 — Segment and Geographical Information

Comment No. 3

We note that you have publicly indicated that ISG Digital Services represents 35% of your overall revenue and climbing. Please tell us what consideration you gave to presenting your Digital Services operations as a separate reportable segment. In your response, address how you considered paragraph 10 of ASC 280-10-50.

Response

The Company acknowledges the Staff’s comments and respectfully advises the staff that ISG Digital Services does not meet the requirements of an operating segment per paragraph 1 of ASC 280-10-50 because it represents a grouping of ISG products and services revenues, and there are no cost or margin information that is available for review by the Chief Operating Decision Maker. Revenue is available and tracked on a monthly basis, but there is no discrete financial information beyond Revenue.  As such, ISG does not present Digital Services as a separate reportable segment.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 16

Comment No. 4

We note you present results for Adjusted EBITDA, Adjusted net income, and Non-GAAP earnings per share before discussing the comparable GAAP results which may result in undue prominence given to them. In future periodic filings, please revise to present the most comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

Response

The Company acknowledges the Staff’s comments and advises the Staff that we will present GAAP results with equal or greater prominence prior to presenting the results for Adjusted EBITDA, Adjusted net income, and Non-GAA P earnings per share in our discussion of results of operations within our Management Discussion and Analysis in the Form 10-Q disclosures, as well as required disclosure in accordance with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

Form 8-K filed August 7, 2017 Exhibit 99.1

Comment No. 5

You disclose your results on a constant currency basis which appear to be non-GAAP financial measures. In future periodic filings, please describe the process for calculating the currency effects, including which period’s exchange rate is used.

Response

The Company acknowledges the Staff’s comments and advises the Staff that we will describe the process for calculating the currency effects, including which period’s exchange rate is used within our Form 8-K Exhibits in future filings.

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The Company hereby acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the above responses, please contact me at (203) 517-3104.

Very truly yours

/s/ David Berger
Name:	David Berger
Title:	Executive Vice President & Chief Financial Officer